

August 28, 2009

Mr. Robert D. Scherich
Vice President and Chief Financial Officer
Horsehead Holding Corp.
4955 Steubenville Pike, Suite 405
Pittsburgh, PA 15203

> **Re:** **Horsehead Holding Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 11, 2009**
> **Schedule 14A Filed April 8, 2009**
> **Response Letter Dated August 14, 2009**
> **File No. 001-33658**

Dear Mr. Scherich:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director